

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2025

Michael R. Cole
Chief Financial Officer
UFP Industries, Inc.
2801 East Beltline N.E.
Grand Rapids, Michigan 49525

> **Re: UFP Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2024**
> **Filed February 26, 2025**
> **Form 8-K Furnished April 28, 2025**
> **File No. 000-22684**

Dear Michael R. Cole:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing